Exhibit 99.1

Dr. Reddy’s Laboratories launches Nitroglycerin sublingual tablets USP in the U.S. Market

Hyderabad, India, August 29, 2016	For Immediate Release

Hyderabad, India and Princeton, NJ, USA, August 29, 2016: Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Nitroglycerin sublingual tablets USP, 0.3 mg, 0.4 mg and 0.6 mg, a therapeutic equivalent generic version of Nitrostat® (Nitroglycerin) sublingual tablets in the US market on August 26, 2016, having been approved by the United States Food & Drug Administration (USFDA).

The Nitrostat® (Nitroglycerin) sublingual tablet brand had U.S. sales of approximately $ 108 Million MAT for the most recent twelve months ending in March 2016 according to IMS Health*.

Dr. Reddy’s Nitroglycerin sublingual tablets USP, 0.4 mg is available in bottle count size of 100 and a bundle of 4 bottles of count size 25, Nitroglycerin sublingual tablets USP, 0.3 mg is available in bottle count size of 100 and the Nitroglycerin sublingual tablets USP, 0.6 mg is available in bottle count size of 100.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.

Nitrostat® is a registered trademark of its respective owner.

*IMS National Sales Perspective: Retail and Non-Retail MAT March 2016

RDY-0516-126